EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED (the "Fund")

Meeting of Shareholders
On April 22, 2010, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

    Name                 For       Withheld
Donald F. Crumrine    35,775,006   3,684,908
Robert F. Wulf        35,689,279   3,750,635


David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.